Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-226096

Prospectus Supplement No. 1

(to Prospectus dated September 13, 2018)

DANAOS CORPORATION

This prospectus supplement amends and supplements the prospectus dated September 13, 2018 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-226096). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the prospectus with the information contained in our Report on Form 6-K, furnished to the Securities and Exchange Commission on September 26, 2018 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “DAC.” On September 25, 2018, the last reported sale price of our common stock was $1.55 per share, as reported by the NYSE.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 of the prospectus to read about factors you should consider before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 26, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 001-33060

DANAOS CORPORATION

(Translation of registrant’s name into English)

Danaos Corporation

c/o Danaos Shipping Co. Ltd.

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: Secretary

011 030 210 419 6480

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into the Company’s (i) Registration Statement on Form F-3 (Reg. No. 333-174500) filed with the SEC on May 25, 2011, (ii) Registration Statement on Form F-3 (Reg. No. 333-174494) filed with the SEC on May 25, 2011, (iii) Registration Statement on Form F-3 (Reg. No. 333-147099), the related prospectus supplements filed with the SEC on December 17, 2007, January 16, 2009 and March 27, 2009, (iv) Registration Statement on Form S-8 (Reg. No. 333-138449) filed with the SEC on November 6, 2006 and the reoffer prospectus, dated November 6, 2006, contained therein and (v) Registration Statement on Form F-3 (Reg. No. 333-169101).

EXHIBIT INDEX

99.1	Operating and Financial Review and Prospects and Condensed Consolidated Financial Statements (Unaudited) for the Three and Six Months Ended June 30, 2018.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2018

DANAOS CORPORATION

By:	/s/ Evangelos Chatzis
Name:	Evangelos Chatzis
Title:	Chief Financial Officer

3

EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended June 30, 2018 compared to three months ended June 30, 2017

During the three months ended June 30, 2018 and June 30, 2017, Danaos had an average of 55 containerships. Our fleet utilization for the three months ended June 30, 2018 was 96.1% compared to 97.9% for the three months ended June 30, 2017. The fleet utilization excluding the off charter days of the vessels that were previously chartered to Hanjin Shipping (“Hanjin”) was 98.8% in the three months ended June 30, 2017.

Operating Revenues

Operating revenues decreased by 0.4%, or $0.4 million, to $113.5 million in the three months ended June 30, 2018 from $113.9 million in the three months ended June 30, 2017.

Operating revenues for the three months ended June 30, 2018 reflect:

•   $3.0 million increase in revenues in the three months ended June 30, 2018 compared to the three months ended June 30, 2017 due to the re-chartering of certain of our vessels at higher rates.

•   $3.4 million decrease in revenues due to lower fleet utilization of our vessels in the three months ended June 30, 2018 compared to the three months ended June 30, 2017 (other than three vessels previously chartered to Hanjin which were less utilized in the three months ended June 30, 2017).

Voyage Expenses

Voyage expenses remained stable, amounting to $3.2 million in the three months ended June 30, 2018 and in the three months ended June 30, 2017.

Vessel Operating Expenses

Vessel operating expenses decreased by 1.8%, or $0.5 million, to $26.7 million in the three months ended June 30, 2018 from $27.2 million in the three months ended June 30, 2017. The average daily operating cost per vessel for vessels on time charter was $5,762 per day for the three months ended June 30, 2018 compared to $5,734 per day for the three months ended June 30, 2017. Management believes that our daily operating cost ranks as one of the most competitive in the industry.

Depreciation

Depreciation expense decreased by 8.6%, or $2.5 million, to $26.7 million in the three months ended June 30, 2018 from $29.2 million in the three months ended June 30, 2017.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $0.7 million, to $2.4 million in the three months ended June 30, 2018 from $1.7 million in the three months ended June 30, 2017. The increase was mainly due to the increased number of vessels dry-docked over the last six months.

General and Administrative Expenses

General and administrative expenses increased by $0.5 million to $5.8 million in the three months ended June 30, 2018, from $5.3 million in the three months ended June 30, 2017. The increase was mainly due to increased professional fees.

Interest Expense and Interest Income

Interest expense increased by 7.5%, or $1.6 million, to $23.0 million in the three months ended June 30, 2018 from $21.4 million in the three months ended June 30, 2017. The increase in interest expense was mainly due to the increase in average cost of debt due to the increase in US$ Libor between the two periods, which was partially offset by a decrease in our average debt by $152.5 million, to $2,275.1 million in the three months ended June 30, 2018, from $2,427.6 million in the three months ended June 30, 2017 and a $0.3 million decrease in the amortization of deferred finance costs.

As of June 30, 2018, the debt outstanding gross of deferred finance costs was $2,293.9 million compared to $2,425.3 million as of June 30, 2017.

Interest income increased by $0.1 million to $1.4 million in the three months ended June 30, 2018 compared to $1.3 million in the three months ended June 30, 2017.

Other Finance Costs, net

Other finance costs, net remained stable, amounting to $1.0 million in the three months ended June 30, 2018 and 2017.

Equity income on investments

Equity income on investments amounted to $0.2 million in the three months ended June 30, 2018 compared to $0.1 million in the three months ended June 30, 2017 and relates to the improved operating performance of Gemini Shipholdings Corporation (“Gemini”), in which the Company has a 49% shareholding interest.

Loss on derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $0.9 million in the three months ended June 30, 2018 and 2017.

Other income/(expenses), net

Other income/(expenses), net was $19.5 million in expenses in the three months ended June 30, 2018 compared to $5.1 million in expenses in the three months ended June 30, 2017 mainly due to a $14.9 million increase in refinancing-related professional fees, which were partially offset by a $0.5 million increase in other income.

Six months ended June 30, 2018 compared to six months ended June 30, 2017

During the six months ended June 30, 2018 and June 30, 2017, Danaos had an average of 55 containerships. Our fleet utilization for the six months ended June 30, 2018 was 95.9% compared to 95.3% for the six months ended June 30, 2017. The fleet utilization excluding the off charter days of the vessels that were previously chartered to Hanjin was 98.5% in the six months ended June 30, 2017.

Operating Revenues

Operating revenues increased by 0.6%, or $1.3 million, to $225.3 million in the six months ended June 30, 2018 from $224.0 million in the six months ended June 30, 2017.

Operating revenues for the six months ended June 30, 2018 reflect:

•   $6.2 million increase in revenues in the six months ended June 30, 2018 compared to the six months ended June 30, 2017 due to the re-chartering of certain of our vessels at higher rates.

•   $4.9 million decrease in revenues due to lower fleet utilization of our vessels in the six months ended June 30, 2018 compared to the six months ended June 30, 2017 (other than three vessels previously chartered to Hanjin which were less utilized in the six months ended June 30, 2017).

Voyage Expenses

Voyage expenses decreased by $0.8 million, to $6.3 million in the six months ended June 30, 2018 from $7.1 million in the six months ended June 30, 2017.

Vessel Operating Expenses

Vessel operating expenses decreased by 2.0%, or $1.1 million, to $53.6 million in the six months ended June 30, 2018 from $54.7 million in the six months ended June 30, 2017. The average daily operating cost per vessel for vessels on time charter was $5,806 per day for the six months ended June 30, 2018 compared to $5,745 per day for the six months ended June 30, 2017. Management believes that our daily operating cost ranks as one of the most competitive in the industry.

Depreciation

Depreciation expense decreased by 7.2%, or $4.2 million, to $53.8 million in the six months ended June 30, 2018 from $58.0 million in the six months ended June 30, 2017.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $0.9 million, to $4.3 million in the six months ended June 30, 2018 from $3.4 million in the six months ended June 30, 2017. The increase was mainly due to the increased number of vessels dry-docked over the last six months.

General and Administrative Expenses

General and administrative expenses decreased by $0.5 million, to $11.0 million in the six months ended June 30, 2018, from $11.5 million in the six months ended June 30, 2017.

Interest Expense and Interest Income

Interest expense increased by 8.5%, or $3.6 million, to $45.9 million in the six months ended June 30, 2018 from $42.3 million in the six months ended June 30, 2017. The increase in interest expense was mainly due to the increase in average cost of debt due to the increase in US$ Libor between the two periods, which was partially offset by a decrease in our average debt by $167.5 million, to $2,288.2 million in the six months ended June 30, 2018, from $2,455.6 million in the six months ended June 30, 2017 and a $0.6 million decrease in the amortization of deferred finance costs.

As of June 30, 2018, the debt outstanding gross of deferred finance costs was $2,293.9 million compared to $2,425.3 million as of June 30, 2017.

Interest income remained stable, amounting to $2.8 million in the six months ended June 30, 2018 and 2017.

Other Finance Costs, net

Other finance costs, net decreased by $0.2 million, to $1.9 million in the six months ended June 30, 2018 from $2.1 million in the six months ended June 30, 2017.

Equity income on investments

Equity income on investments amounted to $0.2 million in the six months ended June 30, 2018 compared to $0.4 million in the six months ended June 30, 2017 and relates to the operating performance of Gemini, in which the Company has a 49% shareholding interest.

Loss on derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $1.8 million in the six months ended June 30, 2018 and 2017.

Other income/(expenses), net

Other income/(expenses), net was $28.9 million in expenses in the six months ended June 30, 2018 compared to $7.6 million in expenses in the six months ended June 30, 2017 mainly due to a $24.5 million increase in refinancing-related professional fees, which were partially offset by a $0.8 million increase in other income and a $2.4 million realized loss on sale of HMM securities in the six months ended June 30, 2017 that did not recur in the 2018 period.

Liquidity and Capital Resources

Our principal source of funds has been operating cash flows, vessel sales, and long-term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006 and common stock sale in August 2010. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.

Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, debt interest payments and servicing the current portion of our debt obligations. Our long-term liquidity needs primarily relate to any additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings. As described below, on August 10, 2018, we refinanced over $2.2 billion of debt scheduled to mature by December 2018, extending maturities to December 31, 2023 (or in some cases June 30, 2024).

Under our existing multi-year charters as of June 30, 2018, we had contracted revenues of $205.5 million for the remainder of 2018, $317.1 million for 2019 and, thereafter, approximately $1.1 billion. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers, some of which are facing substantial financial pressure, to meet their obligations under these charters.

As of June 30, 2018, we had cash and cash equivalents of $72.4 million. As of June 30, 2018, we had no remaining borrowing availability under our credit facilities. As of June 30, 2018, we had $2,293.9 million of outstanding indebtedness gross of deferred finance costs, of which $2.2 billion of principal was due for repayment by December 31, 2018.

On June 19, 2018, the Company entered into an agreement with certain of the lenders holding approximately $2.2 billion of debt maturing on December 31, 2018 for a debt refinancing transaction which was consummated on August 10, 2018.  The debt refinancing involved the Company’s entry into new credit facilities, including the amendment and restatement of certain previous credit facilities, resulting in a $551 million reduction in our debt, reset financial and certain other covenants, modified interest rates and amortization profiles and the extension of debt maturities by approximately five years to December 31, 2023 (or, in some cases, June 30, 2024). In the refinancing, the Company issued to certain of its lenders an aggregate of 99,342,271 shares of the Company’s common stock on the August 10, 2018 closing date, representing 47.5% of the Company’s issued and outstanding common stock after giving effect to such issuance. The issuance ratably diluted existing holders of the Common Stock.  See “New Credit Facilities” below. After giving effect to the debt refinancing, we had approximately $1.7 billion of principal amount of debt outstanding and no remaining borrowing availability under our credit facilities.

Under the new credit facilities, we are required to apply a substantial portion of our cash from operations to the repayment of principal under such facilities. See “New Credit Facilities” below and Note 9 “Long-Term Debt, net” to our unaudited condensed consolidated financial statements included elsewhere in this report. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations

We have not paid a dividend since 2008, when our board of directors determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry. In addition, under the new credit facilities we are not permitted to pay dividends, until (1) we receive in excess of $50 million in net cash proceeds from offerings of common stock and (2) the payment in full of the first installment of amortization payable following the consummation of the debt refinancing under each new credit facility. After these conditions are satisfied, under the new credit facilities we will be permitted to pay dividends if an event of default has not occurred and is continuing or would occur as a result of the payment of such dividend, and we remain in compliance with the financial and other covenants thereunder. To the extent our new credit facilities permit us to pay dividends, any dividend payments will be subject to us having sufficient available excess cash and distributable reserves, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and the discretion of our board of directors.

We have 15,000,000 outstanding warrants, which will expire on January 31, 2019, with an exercise price of $7.00 per share. We will not receive any cash upon exercise of the warrants as the warrants are only exercisable on a cashless basis.

In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring with its creditors. The terms of the restructuring included a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels. The terms also included our receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is payable in kind, accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM’s other obligations to us which relate to the outstanding long term receivable as of December 31, 2013. See Note 7, “Other Non-current Assets” to our unaudited condensed consolidated financial statements included in this report.

In July 2016, we entered into a charter restructuring agreement with Hyundai Merchant Marine, which provides for a 20% reduction, for the period until December 31, 2019 (or earlier charter expiration in the case of eight vessels), in the charter hire rates payable for thirteen of our vessels currently employed with HMM. In exchange, under the charter restructuring agreement we received (i) $32.8 million principal amount of senior, unsecured Loan Notes 1, amortizing subject to available cash flows, which accrue interest at 3% per annum payable on maturity in July 2024, (ii) $6.2 million principal amount of senior, unsecured, non-amortizing Loan Notes 2, which accrue interest at 3% per annum payable on maturity in December 2022 and (iii) 4,637,558 HMM shares, which were sold on September 1, 2016 for cash proceeds of $38.1 million. On March 28, 2017, the Company sold $13.0 million principal amount carried at amortized costs of $8.6 million of HMM Loan Notes 1 for gross cash proceeds on sale of $6.2 million resulting in a loss on sale of $2.4 million. The sale of these notes resulted in the transfer of all held to maturity securities into the available for sale securities and recognizing unrealized holding losses of $24.1 million for all remaining HMM and ZIM notes in accumulated other comprehensive income/(loss) as of June 30, 2018. See Note 7, “Other Non-current Assets” to our unaudited condensed consolidated financial statements included in this report.

In connection with the Refinancing, Danaos Investment Limited as Trustee of the 883 Trust (“DIL”), our largest stockholder, contributed $10 million to us on the August 10, 2018 closing date of the Refinancing and has further agreed to commit to backstop, through a cash contribution pursuant to a subordinated loan agreement, any shortfall in the required minimum consolidated cash balance of $60 million required under the new credit facilities as of September 30, 2018, subject to certain limitations (the “Minimum Cash Condition Backstop”). DIL will not receive any shares of common stock or other interests in us as a result of the contributions and commitments described in the preceding sentence.  In connection with the Refinancing, we have also undertaken to seek to sell two of our 13,100 TEU vessels, the Hyundai Honour and the Hyundai Respect. The net proceeds from sales of such vessels are to be applied pro rata to repay the new credit facilities secured by mortgages on such vessels, which would further reduce our outstanding debt. The current carrying value of these vessels may exceed the market value of these vessels.

Cash Flows

	Six Months	Six Months
	ended	ended
	June 30, 2018	June 30, 2017
	(In thousands)
Net cash provided by operating activities	$55,592	$90,051
Net cash provided by/(used in) investing activities	$(1,683)	$3,624
Net cash used in financing activities	$(48,381)	$(103,572)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities decreased by $34.5 million, to $55.6 million provided by operating activities in the six months ended June 30, 2018 compared to $90.1 million provided by operating activities in the six months ended June 30, 2017. The decrease was the result mainly of a $23.7 million increase in net other expenses largely related to our debt refinancing, a $4.2 million increase in net finance costs, higher payments for dry-docking and special survey costs by $5.8 million and by a $4.4 million change in working capital, which were partially offset by a $1.3 million increase in operating revenues and a $2.3 million decrease in operating expenses in the six months ended June 30, 2018 compared to the six months ended June 30, 2017.

Net Cash Used in Investing Activities

Net cash flows used in investing activities decreased by $5.3 million, to $1.7 million used in investing activities in the six months ended June 30, 2018 compared to $3.6 million provided by investing activities in the six months ended June 30, 2017. The decrease mainly reflects $6.2 million net proceeds from sale of securities in the six months ended June 30, 2017 compared to nil in the six months ended June 30, 2018, which was partially offset by a $0.9 million decrease in vessel additions in the six months ended June 30, 2018 compared to the six months ended June 30, 2017.

Net Cash Used in Financing Activities

Net cash flows used in financing activities decreased by $55.2 million, to $48.4 million used in financing activities in the six months ended June 30, 2018 compared to $103.6 million used in financing activities in the six months ended June 30, 2017 due to lower debt payments relating primarily to non-payment of principal under certain of our loan agreements in the second quarter of 2018 in connection with our debt refinancing.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the table below for supplemental financial data and corresponding reconciliation to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued, refinancing professional fees and loss on sale of securities. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Six Months	Six Months
	ended	ended
	June 30, 2018	June 30, 2017
	(In thousands)
Net income	$20,830	$38,672
Depreciation	53,757	58,046
Amortization of deferred drydocking & special survey costs	4,252	3,403
Amortization of deferred realized losses of cash flow interest rate swaps	1,832	1,832
Amortization of finance costs	5,114	5,729
Finance costs accrued (Exit Fees under our Bank Agreement)	1,484	1,615
Interest income	(2,793)	(2,815)
Interest expense	40,755	36,584
EBITDA	125,231	143,066
Refinancing professional fees	29,701	5,186
Loss on sale of securities	—	2,357
Adjusted EBITDA	$154,932	$150,609

EBITDA decreased by $17.9 million, to $125.2 million in the six months ended June 30, 2018 from $143.1 million in the six months ended June 30, 2017. This decrease was mainly attributed to a $21.3 million increase in net other expenses, which were partially offset by a $1.3 million increase in operating revenues and a $2.3 million decrease in operating expenses in the six months ended June 30, 2018 compared to the six months ended June 30, 2017.

Adjusted EBITDA increased by $4.3 million, to $154.9 million in the six months ended June 30, 2018 from $150.6 million in the six months ended June 30, 2017. This increase was mainly attributed to a $1.3 million increase in operating revenues, a 0.8 million increase in other income and to a $2.3 million decrease in operating expenses in the six months ended June 30, 2018 compared to the six months ended June 30, 2017. Adjusted EBITDA for the six months ended June 30, 2018 is adjusted for $29.7 million of refinancing-related professional fees.

Credit Facilities

We, as borrower, and certain of our subsidiaries, as guarantors, entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet, which are described in Note 11, “Long-term Debt, net” to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on March 7, 2018. As a result of a decrease in our operating income and the charter attached value of certain of our vessels caused mainly by the loss of contractual revenue from Hanjin Shipping in 2016, we were in breach of the minimum security cover, consolidated net leverage and consolidated net worth financial covenants related to our loan facilities as of June 30, 2018 and December 31, 2017. On June 19, 2018, we entered into a debt refinancing agreement with our lenders holding debt of $2.2 billion maturing by December 31, 2018, which was consummated on August 10, 2018, and amended and restated or replaced these credit facilities.  See “New Credit Facilities” and Note 9 “Long-Term Debt, net” to our unaudited condensed consolidated financial statements included elsewhere in this report for a description of this refinancing and the new credit facilities.  As of June 30, 2018 and after giving effect to the debt refinancing described above, there was no remaining borrowing availability under the Company’s credit facilities.

The following table summarizes all of our credit facilities after the debt refinancing:

Credit Facility	Outstanding Principal Amount (in millions)	Collateral Vessels
The Royal Bank of Scotland (1)	$475.5

The Progress C (ex Hyundai Progress), the Highway, the Bridge, the Zim Monaco, the Express Argentina, the Express France, the Express Spain, the CMA CGM Racine, the America (ex CSCL America), the CMA CGM Melisande, the Maersk Enping, the Express Berlin, the CSCL Le Havre and the Derby D

HSH Nordbank—Aegean Baltic Bank—Piraeus Bank (1)	$382.5

The Vladivostok, the Advance, the Stride, the Future, the Sprinter, the Amalia C, the MSC Zebra, the Danae C, the Dimitris C, the Performance, the Europe, the Priority, the Maersk Exeter, the Express Rome, the CMA CGM Rabelais, the Pusan C (ex CSCL Pusan) and the ANL Tongala (ex Deva)

Citibank	$114.0	The CMA CGM Moliere, the CMA CGM Musset , the Hyundai Honour and the Hyundai Respect
Citibank	$123.9	The Zim Rio Grande, the Zim Sao Paolo and the Zim Kingston, the Hyundai Honour and the Hyundai Respect
Citibank (1)	$120.0	The Colombo, the YM Seattle, the YM Vancouver, the Singapore and the Express Athens
Citibank-Eurobank	$37.6	The MSC Ambition
Citibank—Credit Suisse—CitiGroup	$206.2	The Zim Dalian, the Express Brazil, the YM Maturity, the Express Black Sea, the CMA CGM Attila, the Hyundai Honour and the Hyundai Respect
Credit Suisse	$171.8	The Zim Luanda, the CMA CGM Nerval and the YM Mandate the Hyundai Honour and the Hyundai Respect
Sinosure-CEXIM-Citibank-ABN Amro	$71.2	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson

(1)                                 This credit facility is also secured by a second priority lien on the CMA CGM Tancredi, the CMA CGM Bianca, the CMA CGM Samson and the MSC Ambition.

New Credit Facilities

On July 31, 2018, we entered into new credit facilities for an aggregate principal amount of approximately $1.6 billion due December 31, 2023 through an amendment and restatement or replacement of the Company’s previous credit facilities that had outstanding debt of approximately $2.2 billion maturing on December 31, 2018. The new credit facilities provide for quarterly fixed and variable amortization payments, together representing approximately 85% of actual free cash flows from the relevant vessels securing such credit facilities (calculated on a generally consistent basis to the bank agreement that the Company entered into with its lenders in 2011), subject to certain adjustments. The new credit facilities have maturity dates of December 31, 2023 or, in some cases, June 30, 2024 as noted below. The interest rate payable under the new credit facilities is LIBOR+2.50% (subject to a 0% floor), with subordinated tranches of two credit facilities incurring additional PIK interest of 4.00%, compounded quarterly, payable in respect of approximately $282 million principal amount thereunder, which tranches have maturity dates of June 30, 2024.

The new credit facilities contain financial covenants requiring us to maintain: (i) minimum collateral to loan value coverage on a charter-free basis increasing from 57.0% as of December 31, 2018 to 100% as of September 30, 2023 and thereafter, (ii) minimum collateral to loan value coverage on a charter-attached basis increasing from 69.5% as of December 31, 2018 to 100% as of September 30, 2023 and thereafter, (iii) minimum liquidity of $30 million throughout the term of the new credit facilities, (iv) maximum consolidated net leverage ratio, declining from 7.50x as of December 31, 2018 to 5.50x as of September 30, 2023 and thereafter, (v) minimum interest coverage ratio of 2.50x throughout the term of the new credit facilities and (vi) minimum consolidated market value adjusted net worth increasing from negative $510 million as of December 31, 2018 to $60 million as of September 30, 2023 and thereafter.

The new credit facilities contain certain restrictive covenants and customary events of default, including those relating to cross-acceleration and cross-defaults to other indebtedness, non-compliance or repudiation of security documents, material adverse changes to our business, our Common Stock ceasing to be listed on the New York Stock Exchange (“NYSE”) (or another recognized stock exchange), foreclosure on a vessel in our fleet, a change in control of our Manager, a breach of the management agreement by our Manager for the vessels securing the respective credit facilities and a material breach of a charter by a charterer or cancellation of a charter (unless replaced with a similar charter acceptable to the lenders) for the vessels securing the respective new credit facilities.

A “Change of Control” will give rise to a mandatory prepayment in full of each new credit facility. A “Change of Control” for these purposes include the occurrence of the following: (i) Dr. Coustas ceases to be both our Chief Executive Officer and our director, subject to certain exceptions, (ii) the existing members of the board of directors and the directors appointed following nomination by the existing board of directors collectively do not constitute a majority of the board of directors, (iii) Dr. Coustas and members of his family cease to collectively control more than 15% of the voting interest in our outstanding capital stock or to beneficially own at least 15% and one share of our outstanding capital stock, (iv) any person or persons acting in concert (other than the Coustas family) (x) holds a greater portion of our outstanding capital stock than the Coustas family (other than as a direct result of the sale by the lenders of shares issued in the Refinancing) or (y) controls us or (v) DIL ceases to beneficially hold our unsecured subordinated loan, if any, made in connection with the Minimum Cash Condition Backstop.

Each of the new credit facilities is secured by customary shipping industry collateral, including vessel mortgages, earnings accounts, our investments in ZIM and Hyundai Merchant Marine securities and stock pledges and benefits from corporate guarantees.

We will not be permitted to pay dividends under the new credit facilities, until (1) we receive in excess of $50 million in net cash proceeds from offerings of Common Stock and (2) the payment in full of the first installment of amortization payable following the consummation of the Refinancing under each new credit facility entered into in connection therewith (other than the Sinosure-CEXIM credit facility). After these conditions are satisfied, under the credit facilities, we would be permitted to pay dividends unless an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and as long as the obligors under each new credit facility are in compliance with covenants thereunder (including our compliance with financial covenants).

Sinosure-CEXIM credit facility and KEXIM-ABN AMRO credit facility

On August 10, 2018, the Company amended and restated its Sinosure-CEXIM credit facility, dated as of February 21, 2011, under which $71.2 million was outstanding as of June 30, 2018, including to align its financial covenants with those contained in the new credit facilities and provide second lien collateral to lenders under certain of the new credit facilities.

The Company prepaid in full all $17.5 million outstanding under the KEXIM ABN-AMRO credit facility, dated January 29, 2004, on July 20, 2018.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. Refer to Note 10, “Financial Instruments”, to our unaudited condensed consolidated financial statements included in this report.

Foreign Currency Exchange Risk

We did not have any derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the six months ended June 30, 2018 and 2017.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of June 30, 2018.

•        on an actual basis; and

•        on an as adjusted basis to reflect in the period from July 1, 2018 to September 25, 2018 debt repayments of $17.5 million related to our KEXIM ABN-AMRO credit facility, $3.4 million debt repayment related to our Sinosure CEXIM-Citibank-ABN Amro credit facility, the issuance of 99,342,271 new shares of common stock minus estimated share issuance expenses of $0.1 million, the contribution of $10.0 million of cash by DIL, the debt principal reduction by $551.0 million and the grant of 4,182,832 shares of restricted stock.

	As of June 30, 2018
	Actual	As adjusted
	(US Dollars in thousands)
Debt:
Total debt (1) (3) (4)	$2,287,818	$1,690,856
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 109,799,352 shares issued and outstanding actual; 213,324,455 shares issued and outstanding as adjusted (2)	1,098	2,133
Additional paid-in capital (4)	546,898	730,894
Accumulated other comprehensive loss	(109,735)	(109,735)
Retained earnings (3)	135,615	135,615
Total stockholders’ equity	573,876	758,907
Total capitalization	$2,861,694	$2,449,763

(1)             Net of deferred finance costs of $6.1 million outstanding as of June 30, 2018. Does not include loan arrangement fees related to the Refinancing estimated at approximately $70 million. All of our indebtedness is secured.

(2)             Does not include 15 million warrants issued in 2011 to purchase shares of common stock solely on a cash-less exercise basis, at an exercise price of $7.00 per share, which expire on January 31, 2019. The shares issued and outstanding as adjusted include 99,342,271 shares issued on August 10, 2018 and 4,182,832 shares of restricted stock granted on September 14, 2018, of which 2,091,416 are scheduled to vest on December 31, 2019 and 2,091,416 are scheduled to vest on December 31, 2021, subject to satisfaction of the vesting terms.

(3)             The Company is continuing its analysis of the accounting for the debt refinancing and therefore, the “As further Adjusted” total debt reflects the contractual amount owed after the Refinancing.  Upon the completion of the Company’s accounting analysis under U.S. GAAP, the recorded value of Total Debt in our financial statements could potentially differ from the contractual amount owed, primarily due to the application of accounting guidance established for troubled debt restructurings as well as the model applied for debt modification and extinguishment accounting. In addition, there have been no adjustments to Retained Earnings to reflect the significant debt extinguishment gains that will be recorded for certain lenders as well as the impact of the certain loan arrangement fees that will be expensed as incurred.

(4)             In accordance with U.S. GAAP, the adjustments to common stock has been calculated using the closing prices of the common stock on the NYSE on the dates of share issuances.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the effects of the refinancing transactions; Danaos’ ability to achieve the expected benefits of the refinancing and comply with the terms of its new credit facilities and other agreements entered into in connection with the refinancing; the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars, except share and per share amounts)

		As of
		June 30,	December 31,
	Notes	2018	2017
		(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	$72,423	$66,895
Restricted cash	3	2,812	2,812
Accounts receivable, net		15,794	6,502
Inventories		9,057	8,841
Prepaid expenses		1,961	1,234
Due from related parties		34,939	34,007
Other current assets		5,712	5,708
Total current assets		142,698	125,999
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $816,947 (2017: $763,190)	4	2,743,897	2,795,971
Deferred charges, net	5	15,061	8,962
Investments in affiliates	6	6,182	5,998
Other non-current assets	7	58,924	49,466
Total non-current assets		2,824,064	2,860,397
Total assets		$2,966,762	$2,986,396

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$16,290	$11,371
Accrued liabilities	8	18,400	15,226
Current portion of long-term debt, net	9	134,861	2,329,601
Unearned revenue		19,284	22,853
Other current liabilities		759	788
Total current liabilities		189,594	2,379,839

LONG-TERM LIABILITIES
Long-term debt, net	9	2,152,957	—
Unearned revenue, net of current portion		49,004	56,159
Other long-term liabilities		1,331	1,693
Total long-term liabilities		2,203,292	57,852
Total liabilities		2,392,886	2,437,691

Commitments and Contingencies	11	—	—

STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of June 30, 2018 and December 31, 2017)	12	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of June 30, 2018 and December 31, 2017. 109,799,352 issued and outstanding as of June 30, 2018 and December 31, 2017)	12	1,098	1,098
Additional paid-in capital		546,898	546,898
Accumulated other comprehensive loss	7, 10	(109,735)	(114,076)
Retained earnings		135,615	114,785
Total stockholders’ equity		573,876	548,705
Total liabilities and stockholders’ equity		$2,966,762	$2,986,396

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2018	2017	2018	2017

OPERATING REVENUES		$113,466	$113,888	$225,320	$223,975

OPERATING EXPENSES
Voyage expenses		(3,186)	(3,216)	(6,347)	(7,055)
Vessel operating expenses		(26,742)	(27,216)	(53,591)	(54,671)
Depreciation		(26,697)	(29,195)	(53,757)	(58,046)
Amortization of deferred drydocking and special survey costs	5	(2,409)	(1,662)	(4,252)	(3,403)
General and administrative expenses		(5,777)	(5,340)	(10,959)	(11,469)
Income From Operations		48,655	47,259	96,414	89,331

OTHER INCOME (EXPENSES):
Interest income		1,418	1,344	2,793	2,815
Interest expense		(23,020)	(21,413)	(45,869)	(42,313)
Other finance expenses		(961)	(1,040)	(1,932)	(2,087)
Equity income on investments	6	210	149	184	355
Other income/(expenses), net	7, 9	(19,543)	(5,149)	(28,928)	(7,597)
Loss on derivatives	10	(921)	(921)	(1,832)	(1,832)
Total Other Expenses, net		(42,817)	(27,030)	(75,584)	(50,659)

Net Income		$5,838	$20,229	$20,830	$38,672

EARNINGS PER SHARE
Basic and diluted earnings per share		$0.05	$0.18	$0.19	$0.35
Basic and diluted weighted average number of common shares (in thousands)	13	109,799	109,825	109,799	109,825

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (unaudited)

(Expressed in thousands of United States Dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2018	2017	2018	2017

Net income for the period		$5,838	$20,229	$20,830	$38,672
Other comprehensive income/(loss):
Unrealized gain/(loss) on available for sale securities	7	1,057	(308)	2,509	(34,107)
Amortization of deferred realized losses on cash flow hedges	10	921	921	1,832	1,832
Total Other Comprehensive Income/(Loss)		1,978	613	4,341	(32,275)
Comprehensive Income		$7,816	$20,842	$25,171	$6,397

The accompanying notes are an integral part of these condensed consolidated financial statements

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Six months ended
	June 30,
	2018	2017

Cash Flows from Operating Activities
Net income	$20,830	$38,672

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	53,757	58,046
Amortization of deferred drydocking and special survey costs	4,252	3,403
Amortization of finance costs	5,114	5,729
Exit fee accrued on debt	1,484	1,615
Loss on sale of securities	—	2,357
Payments for drydocking and special survey costs deferred	(10,351)	(4,516)
Amortization of deferred realized losses on interest rate swaps	1,832	1,832
Equity income on investments	(184)	(355)
(Increase)/Decrease in
Accounts receivable	(9,292)	(3,816)
Inventories	(216)	2,434
Prepaid expenses	(727)	(133)
Due from related parties	(932)	233
Other assets, current and non-current	(6,953)	(898)
Increase/(Decrease) in
Accounts payable	4,919	2,259
Accrued liabilities	3,174	359
Unearned revenue, current and long-term	(10,724)	(10,803)
Other liabilities, current and long-term	(391)	(6,367)
Net Cash provided by Operating Activities	55,592	90,051

Cash Flows from Investing Activities
Vessels additions	(1,683)	(2,612)
Net proceeds from sale of securities	—	6,236
Net Cash provided by/(used in) Investing Activities	(1,683)	3,624

Cash Flows from Financing Activities
Payments of long-term debt	(48,381)	(103,572)
Net Cash used in Financing Activities	(48,381)	(103,572)

Net Increase/(Decrease) in cash, cash equivalents and restricted cash	5,528	(9,897)
Cash, cash equivalents and restricted cash at beginning of period	69,707	76,529
Cash, cash equivalents and restricted cash at end of period	$75,235	$66,632

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1                              Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos” or “Company”), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 12, “Stockholders’ Equity”. The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to present fairly, in all material respects, the Company’s condensed consolidated financial position as of June 30, 2018, the condensed consolidated results of operations for the three and six months ended June 30, 2018 and 2017 and the condensed consolidated cash flows for the three and six months ended June 30, 2018 and 2017. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2017. The results of operations for the three and six months ended June 30, 2018, are not necessarily indicative of the results to be expected for the full year. The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The Company’s condensed consolidated financial statement have been prepared on a going concern basis and contemplate the realization of assets and satisfaction of liabilities in the normal course of business. On June 19, 2018, the Company reached a refinancing agreement with certain of its lenders holding debt maturing by December 31, 2018 through a debt reduction of approximately $551 million, the resetting of financial and other covenants, modified interest rates and amortization profiles and an extension of existing debt maturities by approximately five years to December 31, 2023, or in some cases to June 30, 2024. On August 10, 2018, the Company consummated the refinancing agreement reached with certain of the Company’s lenders on June 19, 2018, as further disclosed in the Note 9 “Long-term debt, net” and the Note 15 “Subsequent Events”, which alleviated substantial doubt about the Company’s ability to continue as a going concern reported in the Note 3, “Going Concern” to the consolidated financial statements in the Annual Report on Form 20-F for the year ended December 31, 2017.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated. The Company also consolidates entities that are determined to be variable interest entities, of which the Company is the primary beneficiary, as defined in the authoritative guidance under U.S. GAAP. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the condensed consolidated balance sheets and condensed consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates. The consolidated companies are referred to as “Danaos,” or “the Company.”

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of June 30, 2018, Danaos included the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Honour	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Respect	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Maersk Enping	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Maersk Exeter	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	MSC Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C (ex CSCL Pusan)	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America (ex CSCL America)	2004	8,468
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Performance	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Priority	2002	6,402
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	ANL Tongala (ex Deva)	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	MSC Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Danae C	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C (ex Hyundai Progress)	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200

(1)                                 Twenty-feet equivalent unit, the international standard measure for containers and containership capacity.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2                              Significant Accounting Policies

For a detailed discussion about the Company’s significant accounting policies, see Note 2 “Significant Accounting Policies” in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission on March 7, 2018. During the six months ended June 30, 2018, other than the following, there were no other significant changes made to the Company’s significant accounting policies:

Changes in Accounting Principles:

Statement of Cash Flows

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). The guidance adds or clarifies guidance on the classification of certain cash receipts and payments in the statement of cash flows. Additionally, in November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU 2016-18”), which requires that amounts generally described as restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted these standards effective January 1, 2018. Prior periods were retrospectively adjusted to conform to the current period’s presentation. The adoption of ASU 2016-15 did not have a material impact on the condensed consolidated statements of cash flows. Upon adoption of ASU 2016-18, the Company reclassified the restricted cash balance of $2.8 million as of December 31, 2017, December 31, 2016 and June 30, 2017 to the cash, cash equivalent and restricted cash balances within the condensed consolidated statements of cash flows. Refer to Note 3 “Cash, Cash Equivalents and Restricted Cash” for further details.

Financial Instruments

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). ASU 2016-01 requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition the amendments in this Update eliminate the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The Company adopted this standard effective January 1, 2018. The Company’s investment in ZIM equity securities does not have readily determinable fair value. As a result, the Company elected to record this equity investment at cost, less impairment, adjusted for subsequent observable price changes. The adoption of this standard did not have a material effect on the condensed consolidated financial statements and notes disclosures. As of June 30, 2018, the Company did not identify any observable prices for the same or similar securities that would indicate a change in the carrying value of the Company’s equity.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2                              Significant Accounting Policies (Continued)

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update No. 2014-9 “Revenue from Contracts with Customers” (“ASU 2014-09”), which superseded the current revenue recognition guidance and outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. In March 2016, the FASB issued ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations. In addition, in 2016, the FASB issued four amendments, which clarified the guidance on certain items such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. The Company adopted this standard effective January 1, 2018 using modified retrospective approach. The adoption of this standard did not have any effect on the retained earnings or on the financial results for the six months ended June 30, 2018 of the Company since all the Company’s vessels generated revenues from time charter and bareboat charter agreements, which are governed by ASU 2016-02 “Leases” — see below.

Recent Accounting Pronouncements:

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases — capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016 — 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606. In March 2018, the FASB tentatively approved a proposed amendment to ASU 842, that would provide an entity the optional transition method to initially account for the impact of the adoption with a cumulative adjustment to retained earnings on the effective date of the ASU, January 1, 2019 rather than January 1, 2017, which would eliminate the need to restate amounts presented prior to January 1, 2019. In addition, lessors can elect, as a practical expedient, not to allocate the total consideration to lease and non-lease components based on their relative standalone selling prices. As adopted by the Accounting Standards Update No. 2018-11 in July 2018, this practical expedient will allow lessors to elect and account for the combined component based on its predominant characteristic. ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases. In July 2018, the FASB issued Accounting Standards Update No. 2018-10, “Codification Improvements to Topic 842, Leases”, which further improves and clarifies ASU 2016-02. The Company plans to adopt the standard on January 1, 2019 and expects to elect the use of practical expedients. The Company has not completed its analysis of this ASU. Based on a preliminary assessment, the Company is expecting that the adoption will not have a material effect on its consolidated financial statements since the Company is primarily a lessor and the changes are fairly minor.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. The ASU 2016-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of the new standard on the Company’s consolidated financial statements.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3                              Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash consisted of the following (in thousands):

	As of	As of	As of
	June 30, 2018	December 31, 2017	December 31, 2016
Cash and cash equivalents	$72,423	$66,895	$73,717
Restricted cash	2,812	2,812	2,812
Total	$75,235	$69,707	$76,529

The Company was required to maintain cash of $2.8 million as of June 30, 2018, December 31, 2017 and December 31, 2016, in retention bank accounts as a collateral for the upcoming scheduled debt payments of its KEXIM-ABN Amro credit facility, which were recorded under current assets in the Company’s Condensed Consolidated Balance Sheets.

4                                         Fixed assets, net

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $378.2 million as of June 30, 2018 and as of December 31, 2017. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap rates. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

5                              Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

Drydocking and Special Survey Costs
As of January 1, 2017	$8,199
Additions	7,511
Amortization	(6,748)
As of December 31, 2017	8,962
Additions	10,351
Amortization	(4,252)
As of June 30, 2018	$15,061

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years.  If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6                                         Investments in affiliates

In August 2015, an affiliated company Gemini Shipholdings Corporation (“Gemini”) was formed by the Company and Virage International Ltd. (“Virage”), a company controlled by the Company’s largest shareholder. Gemini acquired a 100% interest in entities with capital leases for the Suez Canal and Genoa and that own the container vessels Lodestar (ex NYK Lodestar) and NYK Leo. Gemini financed these acquisitions with the assumption of capital lease obligations of $35.4 million, $19.0 million of borrowings under secured loan facilities and an aggregate of $47.4 million from equity contributions from the Company and Virage, which subscribed in cash for 49% and 51%, respectively, of Gemini’s issued and outstanding share capital. As of June 30, 2018, Gemini consolidated its wholly owned subsidiaries listed below:

Company	Vessel Name	Year Built	TEU	Date of vessel delivery
Averto Shipping S.A.	Suez Canal	2002	5,610	July 20, 2015
Sinoi Marine Ltd.	Genoa	2002	5,544	August 2, 2015
Kingsland International Shipping Limited	Lodestar (ex NYK Lodestar)	2001	6,422	September 21, 2015
Leo Shipping and Trading S.A.	NYK Leo	2002	6,422	February 4, 2016

The Company has determined that Gemini is a variable interest entity of which the Company is not the primary beneficiary, and as such, this affiliated company is accounted for under the equity method and recorded under “Equity income on investments” in the condensed consolidated statements of income. The Company does not guarantee the debt of Gemini and its subsidiaries and has the right to purchase all of the beneficial interest in Gemini that it does not own for fair market value at any time after December 31, 2018, or earlier if permitted under its credit facilities. The net assets of Gemini total $12.6 million as of June 30, 2018. The Company’s exposure is limited to its share of the net assets of Gemini proportionate to its 49% equity interest in Gemini.

A condensed summary of the financial information for equity accounted investments 49% owned by the Company shown on a 100% basis are as follows (in thousands):

	As of	As of
	June 30, 2018	December 31, 2017
Current assets	$8,327	$10,014
Non-current assets	$41,441	$40,901
Current liabilities	$6,339	$6,131
Non-current liabilities	$30,813	$32,544

	Six months ended	Six months ended
	June 30, 2018	June 30, 2017
Net operating revenues	$8,625	$8,590
Net income	$376	$725

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7                              Other Non-current Assets

Other non-current assets consisted of the following (in thousands):

	As of	As of
	June 30, 2018	December 31, 2017
Available for sale securities:
ZIM notes, net	$24,760	$21,093
HMM notes, net	14,327	13,509
Equity participation ZIM	—	—
Other assets	19,837	14,864
Total	$58,924	$49,466

Equity participation in ZIM and interest bearing unsecured ZIM notes maturing in 2023, which consist of $8.8 million Series 1 Notes and $41.1 million of Series 2 Notes, were obtained after the charter restructuring agreements with ZIM in July 2014. Interest bearing senior unsecured HMM notes consist of $32.8 million Loan Notes 1 maturing in July 2024 and $6.2 million Loan Notes 2 maturing in December 2022, which were obtained after the charter restructuring agreements with HMM in July 2016. As of December 31, 2016, the Company has recorded an impairment loss on its equity participation in ZIM amounting to $28.7 million, thus reducing its book value to nil and $0.7 million impairment loss on ZIM notes. See Note 8 “Other Non-current Assets” to the consolidated financial statements in the Annual Report on Form 20-F for the year ended December 31, 2017 for further details.

On March 28, 2017, the Company sold $13.0 million principal amount of HMM Loan Notes 1 maturing in July 2024 carried at amortized costs of $8.6 million for gross cash proceeds on sale of $6.2 million, which were received in April 2017. The sale resulted in a loss of $2.4 million, which was recognized in the “Other income/(expenses), net” in the accompanying condensed consolidated statement of income for the six months ended June 30, 2017. The proceeds were used to repay related outstanding debt obligations in April 2017. The unrealized losses, which were recognized in other comprehensive loss, are analyzed as follows as of June 30, 2018 (in thousands):

Description of securities	Amortized cost basis	Fair value	Unrealized loss on available for sale securities
ZIM notes	$43,500	$24,760	$(18,740)
HMM notes	19,685	14,327	(5,358)
Total	$63,185	$39,087	$(24,098)

Unrealized loss on available for sale securities
Beginning balance as of January 1, 2018	$(26,607)
Unrealized gain on available for sale securities	2,509
Ending balance as of June 30, 2018	$(24,098)

Other assets mainly include non-current assets related to straight-lining of the Company’s revenue amounting to $16.8 million and $10.8 million as of June 30, 2018 and December 31, 2017, respectively.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8                                         Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of	As of
	June 30, 2018	December 31, 2017
Accrued payroll	$797	$928
Accrued interest	9,959	9,953
Accrued expenses	7,644	4,345
Total	$18,400	$15,226

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet and other expenses as of June 30, 2018 and December 31, 2017.

9                              Long-Term Debt, net

Company’s long-term debt, net as of June 30, 2018 and December 31, 2017 consisted of the following (in thousands):

Credit Facility	Balance as of June 30, 2018	Balance as of December 31, 2017
The Royal Bank of Scotland	630,405	$634,864
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank	616,361	622,851
The Export-Import Bank of Korea & ABN Amro	17,484	23,109
Deutsche Bank	152,998	156,062
Citibank	113,957	117,316
Credit Suisse	171,783	176,189
ABN Amro-Bank of America Merrill Lynch-Burlington Loan Management-National Bank of Greece	195,603	199,302
EnTrustPermal-Credit Suisse-CitiGroup	213,580	220,689
The Royal Bank of Scotland (January 2011 Credit Facility)	24,316	24,316
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank (January 2011 Credit Facility)	17,205	17,205
ABN Amro-Bank of America Merrill Lynch-Burlington Loan Management -National Bank of Greece (January 2011 Credit Facility)	8,771	8,771
Sinosure CEXIM-Citibank-ABN Amro Credit Facility	71,190	81,360
Citibank—Eurobank Credit Facility (January 2011 Credit Facility)	37,645	37,645
Comprehensive Financing Plan exit fees accrued	22,583	21,099
Total long-term debt	$2,293,881	$2,340,778
Less: Deferred finance costs, net	(6,063)	(11,177)
Less: Current portion	(134,861)	$(2,329,601)
Total long-term debt net of current portion and deferred finance cost	$2,152,957	—

All floating rate loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

As of June 30, 2018, there was no remaining borrowing availability under the Company’s credit facilities.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                              Long-Term Debt, net (Continued)

New Credit Facilities

On June 19, 2018, the Company entered into a debt refinancing agreement with certain of its lenders holding debt of $2.2 billion maturing by December 31, 2018, for a debt refinancing (the “Refinancing”) which was consummated on August 10, 2018 (the “Closing Date”).  See Note “15”, “Subsequent Events.”   The Refinancing involved a debt reduction of approximately $551 million, the resetting of financial and other covenants, modified interest rates and amortization profiles and an extension of existing debt maturities by approximately five years to December 31, 2023, or in some cases to June 30, 2024. Additionally, the Company issued an aggregate of 99,342,271 shares of common stock to certain of its lenders. The Company’s largest stockholder, Danaos Investment Limited as Trustee of the 883 Trust (“DIL”), contributed $10 million to the Company on the Closing Date, for which DIL did not receive any shares of common stock or other interests in the Company. Prior to the consummation of this agreement, the Company classified all of its long-term debt, net of deferred finance costs as current.

On July 31, 2018, as part of the Refinancing the Company entered into new credit facilities for an aggregate principal amount of approximately $1.6 billion due December 31, 2023 through an amendment and restatement or replacement of existing credit facilities. The new credit facilities provide for quarterly fixed and variable amortization payments, together representing approximately 85% of actual free cash flows from the relevant vessels securing such credit facilities (calculated on a generally consistent basis to the Company’s 2011 Restructuring Agreement), subject to certain adjustments. The new credit facilities have maturity dates of December 31, 2023 (or in some cases as indicated below, June 30, 2024). The interest rate payable under the new credit facilities is LIBOR+2.50% (subject to a 0% floor), with subordinated tranches of two credit facilities incurring additional PIK interest of 4.00%, compounded quarterly, payable in respect of approximately $282 million principal amount thereunder, which tranches have maturity dates of June 30, 2024.

The new credit facilities contain financial covenants requiring the Company to maintain: (i) minimum collateral to loan value coverage on a charter-free basis increasing from 57.0% as of December 31, 2018 to 100% as of September 30, 2023 and thereafter, (ii) minimum collateral to loan value coverage on a charter-attached basis increasing from 69.5% as of December 31, 2018 to 100% as of September 30, 2023 and thereafter, (iii) minimum liquidity of $30 million throughout the term of the new credit facilities, (iv) maximum consolidated net leverage ratio, declining from 7.50x as of December 31, 2018 to 5.50x as of September 30, 2023 and thereafter, (v) minimum interest coverage ratio of 2.50x throughout the term of the new credit facilities and (vi) minimum consolidated market value adjusted net worth increasing from negative $510 million as of December 31, 2018 to $60 million as of September 30, 2023 and thereafter.

The new credit facilities  contain certain restrictive covenants and customary events of default, including those relating to cross-acceleration and cross-defaults to other indebtedness, non-compliance, or repudiation of security documents, material adverse changes to the Company’s business, the Company’s common stock ceasing to be listed on the NYSE (or another recognized stock exchange), foreclosure on a vessel in the Company’s fleet, a change in control of the Manager, a breach of the management agreement by the Manager and a material breach of a charter by a charterer or cancellation of a charter (unless replaced with a similar charter acceptable to the lenders) for the vessels securing the respective new credit facilities. Each of the new credit facilities is secured by customary shipping industry collateral, including vessel mortgages, earnings accounts, the Company’s investments in ZIM and Hyundai Marine Securities and stock pledges and to benefit from corporate guarantees.

Sinosure-CEXIM credit facility and KEXIM-ABN AMRO credit facility

On the Closing Date the Company amended and restated the Sinosure-CEXIM credit facility, dated as of February 21, 2011, under which $71.2 million was outstanding as of June 30, 2018, primarily to align its financial covenants with those contained in the new credit facilities and provide second lien collateral to lenders under certain of the new credit facilities.

On June 27, 2018, the Company gave notice to the lenders under the KEXIM ABN-AMRO credit facility and fully repaid $17.5 million outstanding under this facility on July 20, 2018.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9                              Long-Term Debt, net (Continued)

After giving effect to the debt refinancing consummated on August 10, 2018, scheduled debt maturities of long-term debt subsequent to June 30, 2018 are as follows (in thousands):

Payments due by period ended	Fixed principal repayments	Variable principal repayments	Final payments due by June 30, 2024*	Total principal payments
June 30, 2019	$114,606	$20,255	—	$134,861
June 30, 2020	113,360	28,234	—	141,594
June 30, 2021	118,852	24,431	—	143,283
June 30, 2022	105,927	32,685	—	138,612
June 30, 2023	85,222	57,939	—	143,161
June 30, 2024	35,879	89,610	$1,444,298	1,569,787
Total long-term debt	$573,846	$253,154	$1,444,298	$2,271,298

* The final payments due by June 30, 2024, include the unamortized remaining principal debt balances under the new credit facilities, as such amount will be determinable following the fixed and variable amortization.

As a result of a decrease in operating income of the Company and the charter attached value of certain of the Company’s vessels caused mainly by the loss of contractual revenue from Hanjin Shipping, in 2016, the Company was in breach of the minimum security cover, consolidated net leverage and consolidated net worth financial covenants related to its loan facilities as of June 30, 2018 and December 31, 2017. The Company was also in default of the principal repayment under the 2011 Restructuring Agreement amounting to $37,589 thousand, which was due on May 15, 2018. These breaches and defaults were addressed by the Refinancing consummated on August 10, 2018.

The Company incurred $29.7 million and $5.2 million of professional fees related to the refinancing discussions with its lenders reported under “Other income/(expenses), net” in the accompanying condensed consolidated statements of income for the six months ended June 30, 2018 and 2017, respectively.

10                       Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk:  Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10                       Financial Instruments (Continued)

Fair Value:  The carrying amounts reflected in the accompanying condensed consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account its increased credit risk. The fair value of available for sale securities is estimated based on either observable market based inputs or unobservable inputs that are corroborated by market data. The Company is exposed to changes in fair value of available for sale securities as there is no hedging strategy.

a.  Interest Rate Swap Hedges

The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $1.8 million was reclassified into earnings for the six months ended June 30, 2018 and June 30, 2017, respectively, representing its amortization over the depreciable life of the vessels. An amount of accumulated other comprehensive loss of $85.6 million is unamortized as of June 30, 2018 and an amount of $3.7 million is expected to be reclassified into earnings within the next 12 months.

b.  Fair Value of Financial Instruments

The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Level I:  Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of June 30, 2018 and December 31, 2017.

The estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2018		As of December 31, 2017
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$72,423	$72,423	$66,895	$66,895
Restricted cash	$2,812	$2,812	$2,812	$2,812
Due from related parties	$34,939	$34,939	$34,007	$34,007
ZIM notes	$24,760	$24,760	$21,093	$21,093
HMM notes	$14,327	$14,327	$13,509	$13,509
Long-term debt, including current portion	$2,293,881	$1,737,947	$2,340,778	$2,325,209

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10                       Financial Instruments (continued)

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of June 30, 2018:

	Fair Value Measurements as of June 30, 2018
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$24,760	$—	$24,760	$—
HMM notes(1)	$14,327	$—	$14,327	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of June 30, 2018:

	Fair Value Measurements as of June 30, 2018
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Long-term debt, including current portion(2)	$1,737,947	$—	$1,737,947	$—

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2017:

	Fair Value Measurements as of December 31, 2017
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$21,093	$—	$21,093	$—
HMM notes(1)	$13,509	$—	$13,509	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2017:

	Fair Value Measurements as of December 31, 2017
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Long-term debt, including current portion(2)	$2,325,209	$—	$2,325,209	$—

(1)    The fair value is estimated based on either observable market based inputs or unobservable inputs that are corroborated by market data, including currently available information on the Company’s counterparty, other contracts with similar terms, remaining maturities and interest rates.

(2)    Long-term debt, including current portion is presented gross of deferred finance costs of $6.1 million and $11.2 million as of June 30, 2018 and December 31, 2017, respectively. The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account its increased credit risk.

11                       Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. Furthermore, the Company does not have any commitments outstanding.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12                       Stockholders’ Equity

Our largest stockholder, Danaos Investment Limited as Trustee of the 883 Trust (“DIL”) contributed $10 million to the Company in connection with the consummation of the Company’s debt refinancing on August 10, 2018. DIL did not receive any shares of common stock or other interests in the Company as a result of this contribution.

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods. During the six months ended June 30, 2018, the Company did not grant any shares under the plan. During the six months ended June 30, 2018, no new shares were issued.

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During the six months ended June 30, 2018 and June 30, 2017, none of the directors elected to receive their compensation in Company shares.

13                                  Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	June 30, 2018	June 30, 2017
	(in thousands)
Numerator:
Net income	$5,838	$20,229

Denominator (number of shares in thousands):
Basic and diluted weighted average common shares outstanding	109,799	109,825

	Six months ended
	June 30, 2018	June 30, 2017
	(in thousands)
Numerator:
Net income	$20,830	$38,672

Denominator (number of shares in thousands):
Basic and diluted weighted average common shares outstanding	109,799	109,825

The Warrants issued and outstanding as of June 30, 2018 and 2017, were excluded from the diluted earnings per share for the three and six months ended June 30, 2018 and 2017, because they were antidilutive.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14                                  Related Party Transactions

Management fees to Danaos Shipping Company Limited (“the Manager”) amounted to $8,307 thousand in the six months ended June 30, 2018 ($8,428 thousand in the six months ended June 30, 2017) and are presented under “General and administrative expenses” in the condensed consolidated statements of income.

Commissions to the Manager amounted to $2,518 thousand in the six months ended June 30, 2018 ($2,608 thousand in the six months ended June 30, 2017) and are presented under “Voyage expenses” in the condensed consolidated statements of income.

15                                  Subsequent Events

(a) Consummation of Debt Refinancing. On August 10, 2018, the Company consummated the debt refinancing agreed with certain of the Company’s lenders on June 19, 2018, as described in the Note 9 “Long-term debt, net”. In connection with this debt refinancing, the Company issued 99,342,271 new shares of common stock to certain of the Company’s lenders, which represent 47.5% of the outstanding common stock after giving effect to this issuance.

DIL, the Company’s largest stockholder, and the Manager made a number of financial and operating commitments in connection with this debt refinancing. DIL contributed $10 million cash to the Company on August 10, 2018. DIL did not receive any shares of common stock or other interests in the Company as a result of the contribution and further agreed to commit to backstop (the “Backstop Agreement”), through a cash contribution pursuant to a subordinated loan agreement, any shortfall in the minimum consolidated cash balance of $60 million required under the new credit facilities as of September 30, 2018, subject to certain limitations.

Additionally, on August 10, 2018, the term of the management agreement with the Manager was extended until December 31, 2024. The Manager agreed to apply all or some of the amount of DIL’s unfulfilled obligations, if any, under the Backstop Agreement as a credit towards any fees payable by the Company to the Manager.

In connection with the Refinancing, the Company has undertaken to seek to sell two of its 13,100 TEU vessels, the Hyundai Honour and Hyundai Respect, before December 31, 2018. The net proceeds from sales of such vessels are to be applied pro rata to repay the new credit facilities secured by mortgages on such vessels, which would further reduce the outstanding debt. The current carrying value of these vessels may exceed the market value of these vessels.

(b) Restricted Stock. On September 14, 2018, the Company granted 4,182,832 shares of restricted stock to executive officers of the Company, 50% of which are scheduled to vest on December 31, 2019 and 50% of which are scheduled to vest on December 31, 2021, subject to satisfaction of the vesting terms, under its 2006 Equity Compensation Plan, as amended.